Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following press release was issued by Continental Airlines, Inc. on July 6, 2010:
CONTINENTAL AIRLINES ANNOUNCES NEW DAILY SERVICE FROM NEW YORK HUB TO CAIRO, EGYPT
     HOUSTON, July 6, 2010 – (NYSE: CAL) today announced plans to launch nonstop flights between Newark Liberty and Cairo, Egypt, beginning May 18, 2011, subject to government approval.
     Cairo, the largest city in Africa and the Middle East, will be the 72nd international destination that Continental serves from its New York hub at Newark Liberty International Airport and the 30th city in Continental’s trans-Atlantic route network. Continental serves more nonstop destinations with more flights from the New York area than any other airline.
     Cairo is the third new international destination Continental has announced since May—the airline plans to begin daily service from its Houston hub to Lagos, Nigeria, beginning Nov. 10, 2011, and service to Auckland, New Zealand, beginning Nov. 16, 2011, subject to government approval.
     “We are excited to grow our international route network from the New York area by adding nonstop service to Cairo,” said Jeff Smisek, Continental’s chairman, president and CEO. “Continental’s new route will provide numerous opportunities for connections to dozens of destinations in Africa and the Middle East that are served by our Star Alliance partners.”
     On May 3, Continental announced that it has agreed to merge with United Airlines in a merger of equals to create the world’s leading airline. The success of the Newark-Cairo route will
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be enhanced by the additional traffic flows through Newark that are expected to result from the merger.
Convenient Connecting Flights
     The Newark-Cairo route will benefit from connecting traffic at both ends. Cairo is home to Egyptair, one of the 28 carriers, including Continental, that are members of Star Alliance. Egyptair and its regional airline partners offer service to 41 destinations in Egypt, Africa and the Middle East, including Dubai, Abu Dhabi, Damascus, Istanbul, Aswan, Jeddah and Johannesburg.
     The flight will be timed to provide convenient North American connections at Continental’s Newark Liberty hub to the West Coast as well as to 87 other cities throughout the U.S., Canada and Latin America.
Schedule
     Continental will operate the approximately 5,600-mile flight with a Boeing 777-200ER aircraft, seating 50 customers in BusinessFirst with flat-bed seats and 226 customers in economy class. Flying time eastbound will be approximately 10 hours, 25 minutes, and westbound will be approximately 12 hours, 10 minutes.
     Continental plans to operate the route on a daily basis during peak summer travel season, with five- and four-times-weekly service during certain periods in the first year of operation.
     Following is the preliminary schedule for the new service, planned to take effect May 18, 2011.

	Leave Newark	Arrive Cairo	Leave Cairo	Arrive Newark
Summer	5:30 p.m.	10:55 a.m. (next day)	12:55 p.m.	6:05 p.m. (same day)
Winter	5:30 p.m.	10:50 a.m. (next day)	12:50 p.m.	6:15 p.m. (same day)
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About Cairo
     Egypt is known as the cradle of civilization, and its capital, Cairo, is steeped in history and culture. One of the oldest cities on earth, Cairo has earned the nickname “Mother of the World.”
     Cairo’s dual existence as one of the world’s fastest growing urban areas and as a gateway to ancient world history makes it a prime destination for both business and leisure travelers. In the hustle and bustle of Cairo, visitors shop at bazaars and street markets, feast on local cuisine and get pampered at world-class resorts and spas. Just minutes from the city centre, ancient history can be explored in the surrounding desert. Guarded by the lion-bodied Sphinx, the Great Pyramids of Giza are the last remaining of the Seven Wonders of the World.
     The Egyptian capital stretches along both banks of the Nile River. The hot desert climate remains consistent throughout most of the year, particularly during the summer months with its endless sunny weather. While hot during the day, temperatures drop at night, especially outside the city in the desert and during the winter months.
Continental Background
     Continental Airlines is the world’s fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,600 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations. Continental is a member of Star Alliance, which overall offers more than 21,200 daily flights to 1,172 airports in 181 countries through its 28 member airlines. With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year.
     Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. For nine consecutive years, FORTUNE magazine has ranked Continental as the
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top U.S. airline on its “World’s Most Admired Companies” airline industry list. For more company information, go to continental.com.
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Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
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